METROPOLITAN SERIES FUND, INC.
Sub-Item 77J Revaluation of assets or restatement of capital share account

a) If an event occurring after the closing of an exchange outside the United States may have affected a foreign security's value, the Metropolitan Series Fund, under procedures approved by the Board, may fair value the security in good faith. The actual calculations may be made by a pricing service selected by the adviser or relevant subadviser and approved by the Board or a fair value pricing vendor approved by the Board.